UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

CONNECT BIOPHARMA HOLDINGS LIMITED

(Name of Issuer)

Ordinary shares, par value US$0.000174 per share

(Title of Class of Securities)

207523101**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 207523101 has been assigned to the American Depositary Shares ("ADSs") of the Issuer. Each ADS represents one Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 207523101

1. Names of Reporting Persons. Advantech Capital II L.P.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	4,762,185
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	4,762,185

9. Aggregate Amount Beneficially Owned by Each Reporting Person	4,762,185
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11. Percent of Class Represented by Amount in Row (9)	8.5%*
12. Type of Reporting Person PN

* The percentages used in this Schedule 13G is presented as of December 31, 2021, based on 424B4 (Prospectus) filed on March 19, 2021.

CUSIP No. 207523101

2. Names of Reporting Persons. Advantech Capital II Connect Partnership L.P.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	4,762,185
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	4,762,185

9. Aggregate Amount Beneficially Owned by Each Reporting Person	4,762,185
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11. Percent of Class Represented by Amount in Row (9)	8.5%*
12. Type of Reporting Person PN

 * The percentages used in this Schedule 13G is presented as of December 31, 2021, based on 424B4 (Prospectus) filed on March 19, 2021.

CUSIP No. 207523101

3. Names of Reporting Persons. Advantech Capital II Investment Partners Limited
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	4,762,185
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	4,762,185

9. Aggregate Amount Beneficially Owned by Each Reporting Person	4,762,185
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11. Percent of Class Represented by Amount in Row (9)	8.5%*
12. Type of Reporting Person CO

* The percentages used in this Schedule 13G is presented as of December 31, 2021, based on 424B4 (Prospectus) filed on March 19, 2021.

CUSIP No. 207523101

4. Names of Reporting Persons. Advantech Capital Partners II Limited
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	4,762,185
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	4,762,185

9. Aggregate Amount Beneficially Owned by Each Reporting Person	4,762,185
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11. Percent of Class Represented by Amount in Row (9)	8.5%*
12. Type of Reporting Person CO

* The percentages used in this Schedule 13G is presented as of December 31, 2021, based on 424B4 (Prospectus) filed on March 19, 2021.

Schedule 13G

CUSIP 207523101

ITEM 1.

(a)	Name of Issuer: Connect Biopharma Holdings Ltd.

(b)	Address of Issuer's Principal Executive Offices: Science and Technology Park, East R&D Building, 3rd Floor 6 Beijing West Road, Taicang Jiangsu Province, China 215400

ITEM 2.

(a) Name of Person Filing:

Advantech Capital II Connect Partnership L.P.

Advantech Capital II L.P.

Advantech Capital II Investment Partners Limited

Advantech Capital Partners II Limited

(b) Address of Principal Business Office, or if None, Residence:

Advantech Capital II Connect Partnership L.P.：Suites 1702-03, 17/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong

Advantech Capital II L.P.: the same

Advantech Capital II Investment Partners Limited: the same

Advantech Capital Partners II Limited：the same

(c) Citizenship:

Advantech Capital II Connect Partnership L.P.: Cayman Islands

Advantech Capital II L.P.: the same

Advantech Capital II Investment Partners Limited: the same

Advantech Capital Partners II Limited: the same

(d) Title of Class of Securities: Ordinary shares, par value US$0.000174 per share, of the Issuer

(e) CUSIP Number: 207523101

(f) CUSIP number 207523101 has been assigned to the ADS of the Issuer. Each ADS represents one ordinary shares of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b)	Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022
Advantech Capital II Connect Partnership L.P.
By:	/s/ Yan Yang
Name: Yan Yang
Title: Director

Advantech Capital II L.P.

By:	/s/ Yan Yang
Name: Yan Yang
Title: Director

Advantech Capital II Investment Partners Limited

By:	/s/ Yan Yang
Name: Yan Yang
Title: Director

Advantech Capital Partners II Limited

By:	/s/ Yan Yang
Name: Yan Yang
Title: Director

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement